QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in millions)
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$2,267	$2,440	$1,882	$1,628	$1,871
Add: estimated fixed charges	671	682	700	700	686
Add: estimated amortization of capitalized interest	12	10	10	12	12
Less: interest capitalized	(14)	(12)	(12)	(10)	(12)

Total earnings available for fixed charges	$2,936	$3,120	$2,580	$2,330	$2,557

Estimate of interest factor on rentals	$68	$62	$72	$82	$75
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	589	608	616	608	599
Interest capitalized	14	12	12	10	12

Total fixed charges	$671	$682	$700	$700	$686

Ratio of earnings to fixed charges	4.4	4.6	3.7	3.3	3.7

(1)
Interest expense includes only interest related to long-term borrowings and capital lease obligations.

QuickLinks

  Exhibit 12
QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)